

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2020

Andrew O'Brien
President and Chief Executive Officer
Trean Insurance Group, Inc.
150 Lake Street West
Wayzata, MN 55391

      Re: Trean Insurance Group, Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed July 9, 2020
         File No. 333-239291

Dear Mr. O'Brien:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
Our amended and restated certificate of incorporation provides , page 35

1.   Please revise this risk factor and your disclosure on page 120 to reconcile and clarify the scope of your exclusive forum provision and whether it applies to claims under the federal securities laws. We note that the forum selection provision in Article FOURTEENTH of Exhibit 3.1 appears to conflict with the provision in Section 9.1 of Exhibit 3.2. To the extent the provision applies to actions arising under the Securities Act, state that investors cannot waive compliance with the federal securities laws..

      You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you

Andrew O'Brien
Trean Insurance Group, Inc.
July 13, 2020
Page 2

have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Dwight Yoo